SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                                OceanFreight Inc.
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                                (Name of Issuer)

                          Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                    Y64202107
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                                 (CUSIP Number)

                               Antonis Kandylidis
                               80 Kifissias Avenue
                             GR - 151 25 Amaroussion
                                 Athens, Greece
                              011-(30) 210 614 0283
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 15, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. Y64202107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Antonis Kandylidis

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS WC, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,080,000*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,080,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     2,080,000*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                                             [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     12.7%

12.  TYPE OF REPORTING PERSON

     IN

----------
* Mr. Kandylidis may be deemed to beneficially own 2,000,000 of these shares through Basset Holdings Inc., a Marshall Islands company of which he is the controlling person. Mr. Kandylidis may be deemed to beneficially own the remaining 80,000 shares through Steel Wheel Investments Limited, a Marshall Islands company of which he is also the controlling person.

CUSIP No. Y64202107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Basset Holdings Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,000,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     2,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     12.2%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. Y64202107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Steel Wheel Investments Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     80,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     80,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     80,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                                             [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.5%

12.  TYPE OF REPORTING PERSON

     CO

CUSIP No. Y64202107
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is OceanFreight Inc., a Marshall Islands corporation (the "Issuer"). The address of the Issuer's offices is 80 Kifissias Avenue, GR - 151 25 Amaroussion, Athens, Greece. This schedule relates to the Issuer's common stock (the "Shares").

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Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Antonis Kandylidis and Basset Holdings Inc. and Steel Wheel Investments Limited, each of which is a company owned and controlled by Antonis Kandylidis (the "Reporting Persons"). The registered address for Basset Holdings Inc. is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The registered address for Steel Wheel Investments Limited is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. Antonis Kandylidis's business address is 80 Kifissias Avenue, GR - 151 25 Amaroussion, Athens, Greece. Antonis Kandylidis is the Chief Executive Officer/Interim Chief Financial Officer and a Director of the Issuer.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Antonis Kandylidis may be deemed to beneficially own 2,080,000 Shares. As of the date hereof, Basset Holdings Inc. owns 2,000,000 Shares. The source of funds used by Basset Holdings Inc. to purchase the securities reported herein is the working capital of Basset Holdings Inc. As of the date hereof, Steel Wheel Investments Limited owns 80,000 Shares. The Shares issued to Steel Wheel Investments Limited were issued pursuant to the Issuer's 2007 Equity Incentive Plan and pursuant to a consultancy agreement under which Steel Wheel Investments Limited provides the Issuer with business development services.

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Item 4.  Purpose of Transaction.

     Each of Basset Holdings Inc. and Steel Wheel Investments Limited hold their respective Shares for investment purposes. The Shares that Antonis Kandylidis may be deemed to beneficially own are held for investment purposes, but as the Chief Executive Officer/Interim Chief Financial Officer, and a Director of the Issuer, Antonis Kandylidis controls the management and policies of the Issuer. In the future, Antonis Kandylidis may be involved in and may plan for his involvement in any or all of the following:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any material change in the present capitalization or dividend policy of the Issuer;

          (5) any other material change in the Issuer's business or corporate structure;

          (6) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (9)  any action similar to those enumerated above.

     Any future decision of Antonis Kandylidis to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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Item 5.  Interest in Securities of the Issuer.

     Antonis Kandylidis has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,080,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,080,000 Shares.

     Basset Holdings Inc. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,000,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,000,000 Shares.

     Steel Wheel Investments Limited has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 80,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 80,000 Shares.

     On September 26, 2006, prior to the Issuer's initial public offering, the Issuer issued 1,000 common shares, to Basset Holdings Inc., in exchange for a capital contribution of $500,000. Under the Issuer's Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 3, 2007, the Issuer's board of directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on the Issuer's subordinated shares, which resulted in Basset Holdings Inc. owning 2,000,000 subordinated shares.

     On March 27, 2008, the Issuer issued 80,000 subordinated shares to Steel Wheel Investments Limited, pursuant to the Issuer's 2007 Equity Incentive Plan and pursuant to a consultancy agreement under which Steel Wheel provides the Issuer with business development services.

     Prior to August 15, 2008, the above shares existed as Class B subordinated shares, an unregistered class of shares. On August 15, 2008, all Class B subordinated shares of the Issuer converted on a one share for one share basis into Class A common shares, a class of shares of the Issuer which is registered pursuant to ss.12 of the Securities Exchange Act of 1934 (the "Exchange Act"). Pursuant to the Issuer's Amended and Restated Articles of Incorporation, the conditions for this mandatory conversion were satisfied following the dividend payment of $0.77 per share that occurred on August 14, 2008.

     The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

None of Antonis Kandylidis, Basset Holdings Inc. nor Steel Wheel Investments Limited, each of which are companies controlled by Antonis Kandylidis, has any contract, arrangement, understanding or relationship with any person with respect to their respective Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                September 17, 2008
                                    ----------------------------------------
                                                 (Date)

                                          /s/ Antonis Kandylidis
                                          --------------------------------------
                                          Antonis Kandylidis *


                                          BASSET HOLDINGS INC.*

                                          BY: /s/ Ioannis Cleanthous
                                          --------------------------------------
                                          Name:   Ioannis Cleanthous
                                          Title:  Sole Director


                                          STEEL WHEEL INVESTMENTS LIMITED *

                                          BY: /s/ Ioannis Cleanthous
                                          --------------------------------------
                                          Name:   Ioannis Cleanthous
                                          Title:  Sole Director

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated September 17, 2008 relating to the common stock of OceanFreight Inc. shall be filed on behalf of the undersigned.


/s/ Antonis Kandylidis
-----------------------------------
Antonis Kandylidis *


BASSET HOLDINGS INC.*

BY: /s/ Ioannis Cleanthous
-----------------------------------
Name:   Ioannis Cleanthous
Title:  Sole Director


STEEL WHEEL INVESTMENTS LIMITED *

BY: /s/ Ioannis Cleanthous
-----------------------------------
Name:   Ioannis Cleanthous
Title:  Sole Director

September 17, 2008

                                    Exhibit B
                           Transactions in the Shares
                           --------------------------

                                  Number of Shares
    Date of Transaction       Purchased/Converted/(SOLD)      Price of Shares
    -------------------       --------------------------      ---------------

   Basset Holdings Inc.*

         8/15/2008                   2,000,000**                      0

                                   Number of Shares
    Date of Transaction       Purchased/Converted/(SOLD)       Price of Shares
    -------------------       --------------------------       ---------------

Steel Wheel Investments Limited*

         8/15/2008                     80,000**                       0

* Antonis Kandylidis is the controlling person of each of Basset Holdings Inc. and Steel Wheel Investments Limited and therefore may be deemed to be the beneficial owner of these Shares. The shares issued to Basset Holdings Inc. prior to the Issuer's initial public offering were in exchange for a capital contribution of $500,000. The shares issued to Steel Wheel Investments Limited by the Issuer were issued pursuant to the Issuer's 2007 Equity Incentive Plan and a consultancy agreement under which Steel Wheel provides the Issuer with business development services.

** All of the above Shares were previously held as subordinated Class B shares, which converted into Class A shares on a one share for one share basis on August 15, 2008. Please see Item 5 above for further information.

SK 25754 0002 918757 v5